Morgan, Lewis & Bockius llp
2 Palo Alto Square
3000 El Camino Real, Suite 700
Palo Alto, CA 94306-2212
Tel. 650.843.4000
Fax: 650.843.4001
www.morganlewis.com
Thomas W. Kellerman
Partner
650.843.7550
tkellerman@morganlewis.com

January 19, 2006
Via EDGAR Transmission and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Kevin W. Vaughn

Re:	Penson Worldwide, Inc. Registration Statement on Form S-1 Filed August 10, 2005 File No. 333-127385
Dear Mr. Vaughn:
     We are writing on behalf of Penson Worldwide, Inc. (the “Company” or “Penson”), in response to the letter of comments from the Staff of the Securities and Exchange Commission to the Company dated January 3, 2006 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-1, File No. 333-127385 (the “Registration Statement”). The numbered paragraphs below restate the numbered paragraphs in the Comment Letter in italics, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comment.
Note 2: Discontinued Operations, page F-11
1. In regards to your treatment of the disposition of SAMCO assets, please tell us if this transaction is a sale, which will result in a gain or loss upon disposition. Please provide a thorough analysis of how you have considered EITF 01-2 in determining that the exchange is not pro-rata and therefore should be accounted for based on fair value and an analysis of how management intends to determine the amount of gain or loss to recognize on the exchange.

As noted in our previous response letters, Penson plans to account for the disposition of SAMCO assets as a sale. Penson believes that the guidance provided by EITF 01-2 supports treatment of the proposed non-pro rata exchange as a sale.
In paragraph 1 of EITF 01-2 it is noted that: “The basic principle in Opinion 29 is that the accounting for nonmonetary transactions should be based on the fair values of the assets (or services) exchanged. The cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss for the difference between the carrying amount of the surrendered asset and its fair value should be recognized on the exchange.” This is exactly the situation that Penson has with the proposed non-pro rata exchange.
The Company has previously explained the facts that support its belief that the proposed exchange is non-pro rata. A total of 42 Penson stockholders have indicated an interest in participating in the split-off. This compares with total current shareholders of 105. Most Penson stockholders will not participate in the transaction and many others will participate in levels above or below their pro rata share based on their holdings of Penson Stock. Clearly, this is a non-pro rata exchange. Less than half of the current shareholders are even involved in the transaction, and, of those who are involved, most are participating in different proportions than their current shareholdings in Penson.
The Company has reviewed EITF 01-2 in detail and has found that Issue 12 is the most applicable issue to the proposed transaction. Paragraph 32 states “The Task Force reached a consensus that a non – pro rata split-off of a segment of a business in a corporate plan of reorganization should be accounted for at fair value.” Clearly, the proposed transaction is a non-pro rata split-off, and clearly it should be accounted for at fair value.
The Penson Board has considered the appropriate value to place on the SAMCO assets that are being disposed of in this transaction. Most of the assets being disposed of are in regulated businesses that are carried on the books at current market values. A significant portion of the assets will consist of cash, which is of course carried at its face value. The assets that are “non-allowable” for regulatory purposes, such as property and equipment, are carried at cost, less amortization. Considering the nature of the assets involved, we believe this is a reasonable estimate of fair value. There are no significant intangible assets being disposed of in this transaction. Accordingly, the Board has initially determined that fair value will be very close to book value. To the extent that subsequent business developments change this determination, then the ultimate sales price will be adjusted to ensure that the transaction is concluded at fair value, as determined by Penson’s Board. This determination will establish the amount of any gain or loss to be recognized in the split-off, which is not expected to be material.
2. In regards to the SAMCO split-off transaction, provide us a detailed description of the exchange transaction. In your response, please specifically address the following:
• Please provide more detail regarding the contribution to be made to SAMCO, which is “an amount equal to the difference between the net book value of SAMCO Holdings as of September 30, 2005 and the value of the 2.5 million shares of Penson common stock.” Please provide us the proposed accounting treatment of the contribution and the exchange.
• Please walk us through the exchange transaction, including the anticipated timing of the exchange of assets for Penson shares.
• Please tell us how the rights of shareholders will be transferred as a result of the exchange.
• Please explain the effect on participating shareholders in the event some shareholders elect not to participate. For example, if shareholders do not elect to participate, do the participating shareholders have the opportunity to purchase the shares of the non-participating shareholders?
The Company’s plan is to conduct the split-off of the SAMCO Division in the following manner:
1. Substantially all of the assets and liabilities of the SAMCO Division, all of which are currently held by Penson or by one of its direct or indirect wholly-owned subsidiaries, will be transferred to SAMCO Holdings, Inc. which is itself a wholly-owned direct subsidiary of Penson.
2. Penson will make a cash contribution to SAMCO Holdings equal in amount to the difference between (i) the value of 2.5 million Penson common shares, valued at the initial public offering price, and (ii) the fair net value of the assets and liabilities of SAMCO Holdings as of the IPO date, as determined by Penson’s Board of Directors.
3. All of the shares of SAMCO Holdings will be distributed to those shareholders of Penson who have indicated their desire to participate in the split-off transaction. Out of 105 Penson shareholders in total, 42 have indicated that they wish to participate. Of these 42 participants, some have indicated that they wish to participate on a pro rata basis, based on their Penson holdings, while others have indicated a desire to participate at a level above or below their pro rata share. Because 100% of the SAMCO Holdings shares will be split-off, those shareholders who wish to participate above their pro rata share will acquire the shares made available from those shareholders who choose not to participate or to participate below their pro rata amount.
4. The participating shareholders will return to Penson for cancellation an aggregate of 2.5 million shares of Penson common stock, in exchange for 100% of the SAMCO Holdings shares.
All of the foregoing steps will be deemed to have occurred simultaneously, immediately prior to the consummation of Penson’s IPO.
No Penson shareholder will exchange all of his or her Penson stock in the split-off. Accordingly, all Penson stockholders will continue to be Penson stockholders following the split-off. However, those stockholders who participate in the split-off will have their percentage ownership interest in Penson reduced, while those who do not participate will have their percentage ownership increased, due to the reduction in the number of outstanding Penson shares by 2.5 million. For reference, the total number of Penson shares outstanding before the split-off and before the IPO is approximately 36.4 million. Following the split-off, the participating stockholders will own 100% of SAMCO Holdings and will therefore control its affairs, while the non-participating stockholders will have no interest in SAMCO Holdings, direct or indirect.
The cash contribution from Penson to SAMCO Holdings referred to in step 2 above will be accounted for as part of a sale of the SAMCO Holdings assets and the repurchase of Penson shares in exchange therefor. Similarly, the exchange of SAMCO Holdings assets and liabilities for the return and cancellation of 2.5 million Penson shares will be accounted for as a sale transaction.
3. We note your response to comment 10 filed on December 14, 2005. The term “split-off” is defined in paragraph 31 of EITF 01-2, as “...a transaction in which a parent company exchanges its stock in a subsidiary for parent company stock held by its shareholders.” Please tell us how you have considered this definition of a “split-off” in your evaluation of the application of SFAS 144 accounting guidance.
The Company has reviewed the guidance provided by Paragraph 31 of EITF 01-2, to which the Staff has referred, as to the definition of a split-off, noting that this definition is based on existing requirements for Federal income tax purposes. The Company is planning to comply with Federal income tax requirements and will be applying this same definition for tax purposes. The Staff will note that the remainder of Paragraph 31 states “For federal income tax purposes, the exchange of shares need not be pro rata to all shareholders, or even include all shareholders, in order to be considered a tax-free split-off.” The type of share exchange referenced by Paragraph 31 is completely consistent with the non-pro rata share exchange contemplated in the proposed SAMCO transaction.
As to the applicability of this definition in applying the guidance of SFAS #144 to our proposed transaction, there is no inconsistency. A non-pro rata exchange such as the SAMCO transaction is one type of split-off under the above definition. A non-pro rata exchange of this nature is properly accounted for as a discontinued operation under SFAS #144 in accordance with its provisions.
4. We note your response to comment 11 filed on December 14, 2005. You note in your response that the split-off is a sale. If the split-off is determined to be a sale, it must meet the criteria established in paragraph 30 of SFAS 144 to qualify for discontinued operations presentation. Please tell us how you have met these requirements. In your response, please specifically address the following:
• Will the split-off of SAMCO occur if the Penson IPO is not completed?
• How has management considered to probability of the split-off occurring, and that transfer of the asset is expected to qualify for recognition as a completed sale, within one year?
• How has management considered changes that have been made to the split-off plan, including changes in initial management and oversight?

The Company has reviewed the guidance provided by Paragraph 30 of SFAS #144, to which the Staff has referred. The Company has previously considered the guidance provided by this paragraph and management continues to believe that the proposed transaction meets the necessary criteria of Paragraph 30 in order to qualify for discontinued operations presentation.
Paragraph 30 states as follows: “A long-lived asset (disposal group) to be sold shall be classified as held for sale in the period in which all of the following criteria are met:
a. Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).
b. The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups). (Examples 5–7 of Appendix A illustrate when that criterion would be met.)
c. An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.
d. The sale of the asset (disposal group) is probable,1 and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 31. (Example 8 of Appendix A illustrates when that criterion would be met.)
e. The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value.
f. Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.”
The guidance provided by Paragraph 30 can be applied to the SAMCO split-off as follows:
a.	Clearly, the Company and its Board have approved a plan to dispose of the SAMCO assets in a sale as described in the Form S-1.

b.	The SAMCO assets are available for immediate sale, to occur contemporaneously with the Penson IPO.

c.	A buyer has already been located, and terms of the sale have already been negotiated.

d.	The Company’s investment bankers have advised the Board that they expect a transaction can be completed within the stated time frame. The Board intends to move forward with the IPO.

e.	A buyer has already been found, and terms have been negotiated.

f.	Management believes that it is unlikely that there will be significant changes to the proposed transaction or that the plan will be withdrawn.

[1]	The term probable is used consistent with the meaning associated with it in paragraph 3(a) of FASB Statement No. 5, Accounting for Contingencies, and refers to a future sale that is “likely to occur.”

In addition, the Staff has inquired if management believes that the split-off of SAMCO will occur if the Penson IPO is not completed. At this time, management is not in a position to speculate as to whether or not this will occur. It is clear from our discussions with our investment bankers that they strongly believe that such a split-off is in the best interests of Penson. The ultimate determination would depend on the conditions associated with the non-completion of the IPO, and the requirements that any alternative sources of capital would place on the Company. Because management continues to believe that the current planned disposition meets the requirements of SFAS #5 as to being “likely to occur” the answer to the Staff’s additional question would appear to be beyond the requirements of Paragraph 30, and would therefore not appear to be relevant to the determination of discontinued operations presentation.
The Staff’s second question concerning probability is covered by the response to d. above. Accordingly, we believe the split-off is likely to occur.
The final question of the Staff is “How has management considered changes that have been made to the split-off plan, including changes in initial management and oversight?” Management’s response is that there have not been any material changes to the management and oversight of the entities proposed to be split-off. It has always been the intention that the split-off entities would operate independently from Penson. After the Staff’s initial comment letter, Penson revised the initial plan to ensure that a majority of the SAMCO Board will be independent of Penson. This action is consistent with the intent of the initial split-off plan.
After the foregoing comments have been resolved, it is the Company’s intention to submit a response letter regarding all of the other comments contained in the Staff’s letter of November 4, 2005 and to file an amendment to the Registration Statement reflecting those responses. Please contact the undersigned at 650.843.7550 with any questions regarding the foregoing.

Very truly yours,

Morgan, Lewis & Bockius LLP

By:	/s/ THOMAS W. KELLERMAN

Name: Thomas W. Kellerman

cc:	Todd K. Schiffman
Margaret Fitzgerald
Timothy A. Geishecker
Andrew B. Koslow, Esq.
David R. Henkel